UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2021

Commission File Number: 001-35722

TAOPING INC.

(Translation of registrant’s name in English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Entry into a Material Definitive Agreement.

On July 12, 2021, Taoping Inc. (the “Company”) and each of certain investors (the “Investors”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to the Investors an aggregate of 1.2 million ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $4.15 per share in a registered direct offering. In a concurrent private placement, pursuant to the Purchase Agreement, the Company will sell and issue to the Investors warrants to purchase an aggregate of 360,000 Ordinary Shares with an exercise price of $4.56 per share within 36 months following the issue date (the “Warrants”). The Warrants can only be exercised in cash.

The total aggregate gross proceeds of the above financing are $4.98 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes. The closing of the financing is subject to satisfaction of customary closing conditions.

A copy of form of the Purchase Agreement and the Warrants are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement and the Warrants are subject to, and qualified in their entirety by, such documents.

The sale and offering of Ordinary Shares pursuant to the Purchase Agreement are effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-229323), which became effective on February 11, 2019, pursuant to a prospectus supplement filed with the Securities and Exchange Commission (the “Registration Statement”). The Warrants and Ordinary Shares underlying the Warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229323) that was filed with the SEC on January 22, 2019. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Number	Description

4.1	Form of Warrant
5.1	Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement, dated July 12, 2021, between the Company and Investors
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Press Release, dated July 12, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOPING INC.

July 14, 2021	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer